251



CERTIFICATE OF ORGANIZATION LIMITED LIABILITY COMPANY

Title 30, Chapters 21 and 25, Idaho Code

Filing fee: $100 typed, $120 not typed

Complete and submit the application in duplicate.

FILED EFFECTIVE

2016 FEB -5 PM 1:02

SECRETARY OF STATE
STATE OF IDAHO

1. The name of the limited liability company is:
Sticnstac LLC
(Remember to include the words "Limited Liability Company," "Limited Company," or the abbreviations L.L.C., LLC, or LC)

2. The complete street and mailing addresses of the principal office is:
1515 S. Vermont Ave. Boise, Idaho 83706
(Street Address)

(Mailing Address, if different)

3. The name and complete street address of the registered agent:

(Name)	(Address)
Brent Harris	1515 S. Vermont Ave. Boise, Idaho 83706

4. The name and address of at least one governor of the limited liability company:

(Name)	(Address)
Harry Zuckerman	PO Box 5132 Boise, Idaho 83705
Gary Gintz	PO Box 170301 Boise, Idaho 83717

5. Mailing address for future correspondence (annual report notices):
1515 S. Vermont Ave. Boise, Idaho 83706
(Address)

Signature of organizer(s).

Printed Name: Harry Zuckerman

Signature: Harry Zuckerman

Printed Name: Gary Gintz

Signature: Gary Gintz

Rev. 08/2015

Secretary of State use only
IDAHO SECRETARY OF STATE
02/05/2016 05:00
CK:224083 CT:319365 BH:1512378
1@ 100.00 = 100.00 ORGAN LLC #2

W161955